Meeting of Stockholders - Voting Results

On May 2, 2011, the Fund held its Annual Meeting of Stockholders to consider the election of Directors of the Fund. The following votes were recorded:

Proposal 1: Election of Directors.

Election of Dr. Dean L. Jacobson as Director of the Fund

(both common  and preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
Affirmative	4,018,257	97.41%
Withheld	106,694	2.59%
TOTAL	4,124,951	100.00%

Election of Susan L. Ciciora as Director of the Fund

(only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
Affirmative	85	94.44%
Withheld	5	5.56%
TOTAL	90	100.00%

Election of John S. Horejsi as Director of the Fund

(only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
Affirmative	85	94.44%
Withheld	5	5.56%
TOTAL	90	100.00%